HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)

                                February 2, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

      Re:   Energas Resources, Inc.
            Form SB-2/Post-Effective Amendment
            SEC File No. 333-119075


     This office represents Energas Resources, Inc. (the "Company"). Post-Effective Amendment No. 1 to the Company's registration statement on Form SB-2 has been filed with the Commission. The Company requests that the effective date of the above captioned Registration Statement be accelerated to February 3, 2006, or as soon as practicable thereafter.

      The Company understands that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.

                                /s/ William T. Hart

                                William T. Hart
WTH:ap


Energas Letter SEC accel SB-2 119075 post-effect amd #1 2-2-06